UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2025

SPARK FUND ONE, LLC

A Wyoming Limited Liability Company

Commission File No. 024-12545

I.R.S EIN: 33-1276327

350 Westfield Road, Suite 400

Noblesville, Indiana 46060

Phone: (317) 582-6200

FORWARD LOOKING STATEMENTS

Some of the statements under the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this Semiannual Report on Form 1-SA constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some, but not all, cases, you can identify forward-looking statements by the use of words such as “anticipated,” “projected,” “forecasted,” “estimated,” “prospective,” “believes,” “expects,” “plans,” “future,” “intends,” “should,” “can,” “could,” “might,” “potential,” “continue,” “may,” “will,” “targeted” and similar expressions.

Although the forward-looking statements in this Semiannual Report on Form 1-SA are based on the Company’s beliefs, assumptions and expectations, taking into account all information currently available to the Company, it cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in the Company’s forward-looking statements will be attained or that deviations from them will not be material and adverse. Investors should not place undue reliance on forward-looking statements, which may apply only as of the date of this Semiannual Report on Form 1-SA, and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

The Semiannual Report on Form 1-SA highlights information contained elsewhere and does not contain all the information that an investor should consider in making an investment decision. Before investing in the Company’s securities, you should carefully read this entire Semiannual Report on Form 1-SA and the Company’s Regulation A Offering Circular filed with the Securities and Exchange Commission (the “SEC”), including the Company’s financial statements and related notes. A prospective investor should consider among other information, the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

SEMIANNUAL REPORT

Summary

Spark Fund One, LLC (the “Company”) is a Wyoming limited liability company formed on September 17, 2024. The purpose of the Company is to deploy capital and invest in opportunistic developments, acquisitions and operations focusing on, but not limited to, senior living properties, multifamily and age-restricted apartments, industrial facilities, and storage facilities identified by our Manager, Vita Asset Management, LLC, an Indiana limited liability company (the “Management”). The Company is offering by means of this Regulation A Tier 2 Offering (the “Offering”), equity in the form of Class A LLC Membership Interests denominated as Class A Units on a best-efforts basis to those who meet the investor suitability standards.

Item 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes. Information contained within this discussion and analysis or set forth elsewhere in this Semiannual Report on Form 1-SA, including information with respect to Company plans and strategy for our business contains forward-looking statements that reflect the Company’s current views with respect to future events and financial performance, that involve risks and uncertainties. The Company’s actual results may differ materially from historical results or those anticipated in these forward-looking statements.

Operating Results

The Company has not commenced operations as of the date of this Semiannual Report on Form 1-SA beyond administrative activities in preparation for accepting proceeds from this Offering for subsequent use in the execution of the Company’s business plan defined in the Company’s Regulation A Offering Circular. Since inception, the Company has not generated any revenues from operations related to real property, nor has it engaged in any business activities that would result in income or operating expenses derived from real property. There have been no unusual or infrequent events, transactions, or new developments affecting the Company's operations.

As the Company has not yet begun operations or activities in furtherance of the Company’s business plan related to real property beyond administrative tasks, there are no material changes in net sales or revenues to report, no significant components of revenue or expenses to discuss, and no changes attributable to pricing, volume, or the introduction of new products or services.

Material Events and Uncertainties

The Company’s Management is not aware of any material events or uncertainties that would cause the reported financial information provided herein not to be indicative of future operating results or future financial condition. As Company real property operations have not commenced, there are no matters that have had an impact on reported operations, nor are there matters expected to impact future operations at this time.

Liquidity and Capital Resources

Current Liquidity Position

The Company currently has minimal liquidity as no outside capital has been raised to date and no operations related to real property have commenced. The Company has not established any internal sources of liquidity through operations, as no business activities beyond administrative tasks have been undertaken. No external sources of liquidity have been secured through debt financing, equity investments, or other capital-raising activities.

At present, there are no material unused sources of liquidity available to the Company beyond the potential proceeds from this Offering. Management acknowledges that a material deficiency in liquidity exists due to the lack of operations and absence of raised capital. The Company intends to remedy this deficiency through the completion of this Offering, which will provide the initial capital necessary to commence real property-related operations.

Capital Commitments

The Company has no material commitments for capital expenditures to report as of the end of the latest fiscal year (2024) nor for the subsequent interim period ending June 30, 2025. No contractual obligations for equipment, facilities, or other capital assets have been entered into by the Company to date. Future capital requirements will be determined based on the success of this Offering and the subsequent development and execution of the Company's business plan.

Trend Information

Given that the Company has not commenced real property-related operations and has no operating history, there are no trends to report regarding:

  Production, sales, or inventory;
  Order book status; or,
  Asset costs or selling prices.

Known Trends and Uncertainties

Management is not currently aware of any known trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on the Company's future net sales or revenues, income from continuing operations, profitability, liquidity, or capital resources. As the Company has not yet begun real property-related operations, reported financial information consists primarily of organizational and formation expenses, if any, and does not provide a basis for indicating future operating results or financial condition.

The Company's future financial performance will be entirely dependent on:

  Successful completion of this Offering;
  Implementation of the business plan;
  Market conditions at the time real property-related operations commence; and,
  The Company's ability to execute its strategic objectives

Conclusion

Spark Fund One, LLC currently remains in its pre-operational phase with no real property-related business activities conducted, no outside capital raised, and no material events occurring since inception in September 2024. The Company's financial statements reflect this dormant status, showing minimal or no activity across all financial statement line items. Management's primary focus is on completing this Offering to secure the necessary capital to commence real property-related operations and implement the Company's business strategy.

This Management Discussion and Analysis of Financial Conditions and Results of Operations is based on information available to Management as of the date of this Semiannual Report on Form 1-SA. Future developments and market conditions may cause actual results to differ materially from the forward-looking statements contained herein.

Item 2. OTHER INFORMATION

There is no information required to be disclosed in a report on Form 1-U during the semiannual period covered by this this Semiannual Report on Form 1-SA, but not reported.

Item 3. FINANCIAL STATEMENTS (UNAUDITED)

Spark Fund One, LLC Balance Sheet (unaudited) For the period January 1, 2025 to June 30, 2025 and year ending December 31, 2024

	January 1 to June 30, 2025	December 31, 2024
ASSETS
Current Assets
Cash	$1,362	$95
Total Current Assets	1,362	95

TOTAL ASSETS	$1,362	$95

LIABILITIES AND MEMBER’S DEFICIT

Current Liabilities
Accounts Payable	$5,198	$-
Due to related party	139,676	75,676
Total Current Liabilities	144,874	75,676

TOTAL LIABILITIES	$144,874	$75,676

Members’ Deficit
Class A Units, 75,000,000 authorized, and 0 issued and outstanding as of June 30, 2025	-	-
Class B Units, 20,000,000 authorized, and 20,000,000 issued and outstanding as of June 30, 2025	-	-
Retained Earnings	$(75,581)	$-
Net Loss	(67,931)	(75,581)

TOTAL MEMBERS’ DEFICIT	(143,512)	$(75,581)

TOTAL LIABILITIES AND
MEMBERS’ DEFICIT	$1,362	$95

The accompanying notes are an integral part of this financial statement.

Spark Fund One, LLC Statement of Operations/Comprehensive Income (unaudited) For the period from January 1, 2025 to June 30, 2025

REVENUE
Total Revenue	$-

EXPENSES
Total operating expenses	$67,931

LOSS FROM OPERATIONS	(67,931)

OTHER INCOME (EXPENSES)	-

NET LOSS	$(67,931)

The accompanying notes are an integral part of this financial statement.

Spark Fund One, LLC Statement of Cash Flows (unaudited) For the period from January 1, 2025 to June 30, 2025

CASH FLOWS FROM OPERATING ACTIVITIES
Income (Loss)	$(67,931)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Increase in Accounts Payable	5,198

Net cash used by operating activities	$(62,733)

CASH FLOWS FROM INVESTING ACTIVITIES

Net cash (used in) investing activities	$-

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from related party	$64,000

Net cash provided by financing activities	$64,000

NET INCREASE IN CASH	$1,267

Cash at beginning of period	$95
Cash at end of period	$1,362

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during period for interest	-
Cash paid during period for income taxes	$-

The accompanying notes are an integral part of this financial statement.

Spark Fund One, LLC Statement of Members’ Deficit (unaudited) For the period from January 1, 2025 to June 30, 2025

	Class A Units	Class A Units $0 Par Value	Class B Units	Class B Units $0 Par Value	Total Members' Deficit
December 31, 2024	-	$-	20,000,000	$-	$(75,581)

June 30, 2025 Net income (loss)	-	-	-	-	(67,931)

June 30, 2025	-	$-	20,000,000	$-	$(143,512)

The accompanying notes are an integral part of this financial statement.

Spark Fund One, LLC

Notes to Unaudited Financial Statements

For period ending June 30, 2025

Note A – Nature of Business and Organization

Nature of Operations

Spark Fund One, LLC was organized as a Wyoming Limited Liability Company on September 17, 2024 to to invest in commercial real estate, including but not limited to senior living, multi-family, and industrial.

Note B – Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Financial Instruments

The Company's financial instruments consist primarily of cash and investments. The carrying value of the financial instruments are considered to be representative of their respective fair value.

Revenue Recognition

The Company recognizes revenue from cashflows created by commercial real estate investments. No revenue was recorded for the period beginning September 17, 2024 and ending June 30, 2025.

Income Taxes

Spark Fund One, LLC with the consent of its members, has elected to be taxed as a partnership. In lieu of income taxes, the members of partnerships are taxed on their proportionate share of the Company’s taxable income, Therefore, no provision or liability for income taxes has been included in the financial statements.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, estimates and assumptions that affect the application of accounting policies, reported amounts, and disclosures. Actual results could differ from these estimates.

Note C – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The ability of the Company to continue as a going concern is dependent upon future sales and obtaining additional capital and financing. While the Company believes in the viability of its ability to raise additional funds, there can be no assurances to that effect. The financial statements do not include adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Note D – Member’s Capital

Contributions

In accordance with the Spark Fund One, LLC Operating Agreement, if the Manager of the Company determines that additional funds are required by the Company to meet the Company's operating expenses, the members of the Company have the right, but not the obligation to contribute the additional funds. The additional funds may be provided in the form of member loans, additional capital contributions, or a combination of both to the Company; as determined by the Manager in their sole and absolute discretion.

As of June 30, 2025, Spark Fund One, LLC has authorized Class A Units of 75,000,000 and 0 are issued and outstanding, and Class B Units of 20,000,000 and 20,000,000 are issued and outstanding. The 20,000,000 Class B Units issued represent founders units and $0 were contributed for these units. Spark Fund One, LLC received a total of $0 in member contributions during the period ending June 30, 2025.

Voting Rights

Class A Members have waived their right to vote on any Company matter other than those Company matters expressly set forth within the Operating Agreement. Each Class A Unit shall be entitled to one (1) vote per Class A Unit on each Company matter to which the Class A Member is entitled to vote. Each Class B Unit shall be entitled to one (1) vote per Class B Unit on each Company matter to which the Class B Member is entitled to vote on in accordance with the Operating Agreement.

Profit and Loss Allocation

Allocations of net profits and losses, as determined for each taxable year of the Company, shall be allocated among the members pro rata in proportion to their ownership of the membership interest, as outlined in the Operating Agreement.

Distributions/Dividends

Net Distributable Proceeds, as defined in the Operating Agreement, shall be determined at such times and in such amounts by the Manager. Members shall receive distributions at the same time without preference or priority of any single member, and distributed to the members after certain priority payments have been made, as outlined in the Operating Agreement. No Net Distributable Proceeds were disbursed to any class of Member during the period September 17, 2024 through June 30, 2025.

Note E - Subsequent Events

Management has determined that there are no material subsequent events to report after the date the interim financial statements were available to be issued.

Note F - Management Adjustments

Management has evaluated the Statement of Operations/Comprehensive Income and in the opinion of the Management, all necessary adjustments were included within the interim financial statements in order to make the interim financial statements not misleading.

Item 4. EXHIBITS

Item No.	Description
2 (1)	Articles of Organization for Spark Fund One, LLC
3 (1)	Operating Agreement for Spark Fund One, LLC
4 (1)	Form of Subscription Agreement for the Offering
8 (1)	Escrow Agreement for the Offering

 (1) Incorporated by reference from Issuer’s Offering Statement on Form 1A/A filed with the Securities and Exchange Commission on March 17, 2025 and qualified on March 24, 2025.

SIGNATURE PAGE

Pursuant to the requirements of Regulation A, the Issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the Noblesville, Indiana on October 15, 2025.

ISSUER COMPANY LEGAL NAME AND ADDRESS:

Spark Fund One, LLC

350 Westfield Road, Suite 400

Noblesville, Indiana 46060

By: Vita Asset Management, LLC, Manager

 /s/Paul Ezekiel Turner

Name: Paul Ezekiel Turner

Title: Chief Executive Officer of the Manager of the Company

Date: October 15, 2025

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the Issuer and in the capacities and on the dates indicated:

 /s/Paul Ezekiel Turner

Paul Ezekiel Turner, Chief Executive Officer of the Manager of the Company

Date: October 15, 2025

 /s/ Kyle McDonald

Kyle McDonald, Chief Financial Officer of the Manager and Principal Accounting Officer of the Company

Date: October 15, 2025